Exhibit 99.1

Lithium Americas Exercises Warrants of Arena Minerals

November 14, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) announced an exercise of common share purchase warrants (“Arena Warrants”) of Arena Minerals Inc. (TSX-V: AN) (“Arena Minerals”) to purchase 14,590,000 common shares of Arena Minerals (“Arena Shares”) at an exercise price of C$0.25 per Arena Share for aggregate consideration of US$2.7 million (the “Warrant Exercise”).

Prior to the Warrant Exercise, Lithium Americas beneficially owned 66,226,146 Arena Shares, representing approximately 17.0% of Arena Minerals’ issued and outstanding share capital on a non-diluted basis, and 21,428,571 Arena Warrants. Following the Warrant Exercise, Lithium Americas beneficially owns 80,816,146 Arena Shares, representing approximately 19.9% of issued and outstanding Arena Shares on a non-diluted basis, and 6,838,571 Arena Warrants.

The Company is acquiring the Arena Shares for investment purposes. Depending on market conditions and other factors, Lithium Americas may, from time to time, acquire additional securities of Arena Minerals or dispose of some or all of the securities of Arena Minerals that it owns at such time. The Company has signed an undertaking not to exercise Arena Warrants until such time as the Company can obtain disinterested shareholder approval of the creation of a new control person by the shareholders of Arena Minerals, which is required once the Company passes the 20% ownership threshold. An early warning report will be filed by Lithium Americas on SEDAR on www.sedar.com in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact the Corporate Secretary of Lithium Americas at 778-656-5820 or legal@lithiumamericas.com. The Company’s head office is located at 900 West Hastings Street, Suite 300, Vancouver, British Columbia, V6C 1E5.

ABOUT ARENA MINERALS
Arena Minerals owns 65% of the Sal de la Puna Project covering approximately 13,200 hectares of the Pastos Grandes basin located in Salta, Argentina. The claims are highly prospective and share the basin with two advanced lithium brine projects. In addition to Sal de la Puna, Arena Minerals owns the Antofalla lithium brine project in Argentina, consisting of four claims covering a total of 6,000 hectares of the central portion of Salar de Antofalla. Arena Minerals has developed a proprietary brine processing technology using brine type reagents derived from the Antofalla project with the objective of producing more competitive battery grade lithium products directly from conventional evaporation ponds. For more information regarding Arena Minerals, its management, expertise and projects, please visit www.arenaminerals.com.

ABOUT LITHIUM AMERICAS
Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com